Letter Agreement

TO:	Paradigm Funds
Nine Elk Street
Albany, NY 12207

Dear Trustees:

     You have engaged us to act as the sole investment advisor to the Paradigm Select Fund (the "Fund"), pursuant to a Management Agreement dated December 29, 2004 and amended December 16, 2005. Effective May 1, 2022, the advisor hereby contractually agrees to reduce management fees and reimburse expenses to the extent necessary to maintain total annual operating expenses (excluding brokerage fees and commissions, interest and other borrowing expenses, taxes, extraordinary expenses and indirect costs of investing in Acquired Funds) at 1.15% of the Select Fund's average daily net assets through April 30, 2023.

Very truly yours, Paradigm Funds Advisor LLC By: /s/ Robert Benton Print Name: Robert Benton Title: Chief Financial Officer

Acceptance: The foregoing agreement is hereby accepted.

Paradigm Funds By: /s/ Robert Benton Print Name: Robert Benton Title: Treasurer